UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(k) PLAN B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k) Plan B

Financial Statements

and Supplemental Schedules

December 31, 2010

Amounts are presented in United States of America (“U.S.”) dollars.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan B (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets (Held at End of Year)) is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibilities of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 27, 2011

Assurant 401(k) Plan B

Statements of Net Assets Available for Benefits

At December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value	$827,860,976	$734,308,570
Receivables:
Employer contributions	27,328,192	27,484,228
Employee contributions	1,148,653	1,202,583
Notes receivable from participants	15,995,336	15,340,593

Total receivables	44,472,181	44,027,404

Total assets	872,333,157	778,335,974

Liabilities
Accounts payable	8,573	20,736

Net assets available for benefits	$872,324,584	$778,315,238

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan B

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Year Ended December 31, 2010
Additions
Investment income:
Interest and dividends	$20,729,714
Net appreciation in fair value of investments	69,483,570
Interest income, notes receivable from participants	836,855

91,050,139

Contributions:
Employer (net of forfeitures)	28,457,956
Employee	39,116,636

67,574,592

Net transfers from Plan A to Plan B	5,714,049
Other	1,614

Total additions	164,340,394

Deductions
Benefits paid to participants	70,299,295
Loan fees paid by participants	29,575
Other	2,178

Total deductions	70,331,048

Net increase	94,009,346
Net assets available for benefits:
Beginning of year	778,315,238

End of year	$872,324,584

The accompanying notes are an integral part of the financial statements

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of the Plan

The following description of the Assurant 401(k) Plan B (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	General. The Plan, formerly the Fortis, Inc. Employees’ Uniform Profit Sharing Plan, has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A (“Plan A”) and Assurant 401(k) Plan B (“the Plan”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Assurant Inc. (the “Plan Sponsor”, the “Company”, or the “Employer”) stock were designated as an Employee Stock Ownership Plan (“ESOP”). The Plan was then amended and restated effective January 1, 2006.

The Plans are contributory defined contribution retirement plans covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan Administrator is the Employer’s Benefit Plans Committee. Plan A covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. The Plan covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. If a Plan A participant’s job category number changes to a job category number 500 through 999, such participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year, and his account under Plan A shall be transferred to the Plan. Conversely, if a participant in the Plan changes to a job category number 100 through 400, such participant shall automatically participate in Plan A as of the first day of the subsequent Plan Year and his account under the Plan shall be transferred to Plan A. As of January 1, 2010 and January 1, 2009, net transfers of existing assets of $5,714,049 and $6,707,617, respectively, were made from Plan A to the Plan as a result of changes in employee job categories. Included in these amounts are $368,619 and $697,697 of employer contribution receivables which were transferred from Plan A to the Plan in 2010 and 2009, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2010 and 2009, relate to Employer contributions recorded in the years 2009 and 2008, respectively. The amount of Plan asset transfers relating to participants transferred between the Plans as of January 1, 2011 has not yet been determined. This will be determined during the third quarter of 2011.

Over time, various 401(k) plans have been merged into the Plans due to Company acquisitions. If a participant rolled over a balance under any of these plans the account is now held by the Plans and is generally subject to the Plans current rules. However, there are certain situations where the rules of the predecessor plan may apply. (See the Plan Document for details.)

b.	Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.

i. Employee Contributions - Employees are eligible to participate in the Plan at commencement of employment if they are regularly scheduled to work at least 20 hours per week. If the employee is scheduled to work less than 20 hours a week, participation may commence after completing a year of eligible service.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $16,500 for 2010. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $5,500 in 2010. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii. Employer Contributions - The Employer contribution is discretionary. At the present time, the Plan Sponsor intends to follow the following formula to determine the Employer contribution. On or after the first day of the month following the completion of one year of eligibility service, the Employer matches a percentage of pre-tax contributions deducted from eligible pay. Participants must be actively employed on the last regularly scheduled workday of the calendar year to be eligible for the Employer contribution unless they retire, become totally disabled, die during the year or are part of a reduction in force during the 4th quarter of the calendar year. Employer contributions are based on the first 5% of eligible pay contributed by the participant on a pre-tax basis and on a participant’s years of vesting service as follows: If the participant was hired or rehired after December 31, 2000 and has fewer than five years of vesting service, the Employer will contribute 100% on the first 3% of eligible pay contributed pre-tax and 50% on the next 2% of eligible pay contributed pre-tax. If the participant was employed prior to January 1, 2001 (and not rehired thereafter) or has five or more years of vesting service, the Employer will contribute 200% of the first 3% of eligible pay contributed pre-tax and 50% of the next 2% of eligible pay contributed pre-tax.

c.	Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. A participant will not become vested in the Company Contribution Account until they have three years of vesting service, at which time they will become 100% vested in the Company Contribution Account. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer.

e.	Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2010, outstanding participant loans had interest rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40-$90 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan participants.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

f.	Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income accrued thereon, if any.

g.

Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.	Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Employer contributions. At December 31, 2010 and 2009, there was no forfeiture account balance. For the year ended December 31, 2010, the amount of forfeitures used to reduce Employer contributions was $94,903.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, money market funds and the Assurant, Inc. Stock Fund, all of which are valued at their year end net asset value. The net asset value is based on the closing market prices of the securities in the fund’s portfolio.

Notes receivable from participants (participant loans) are stated at their unpaid principal balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net appreciation/depreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

Benefit payments and transfers are recorded when paid.

3. Recent Accounting Pronouncements

On December 31, 2010, the Plan adopted the amendments to existing guidance on reporting loans to participants by defined contribution pension plans. These amendments require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balances. The adoption of these amendments did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. Prior period amounts have been reclassified to conform to the 2010 presentation.

On July 1, 2009, the Plan adopted the new guidance on GAAP. The new guidance establishes a single source of authoritative accounting and reporting guidance recognized by the Financial Accounting Standards Board for nongovernmental entities (the “Codification”). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The adoption of the new guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. References to accounting guidance contained in the Plan’s financial statements and disclosures have been updated to reflect terminology consistent with the Codification. Plain English references to the accounting guidance have been made.

On April 1, 2009, the Plan adopted the new guidance on determining fair value in illiquid markets. This new guidance clarifies how to estimate fair value when the volume and level of activity for an asset have significantly decreased. This new guidance also clarifies how to identify circumstances indicating that a transaction is not orderly. Under this new guidance, significant decreases in the volume and level of activity of an asset, in relation to normal market activity, requires further evaluation of transactions or quoted prices and exercise of significant judgment in arriving at fair values. This new guidance also requires additional disclosures. The adoption of this new guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. See Note 4 for further information regarding fair value measurements.

On January 1, 2009, the Plan adopted the accounting for uncertainty in income taxes guidance. This guidance clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. This guidance discusses the measurement, recognition, classification and disclosure of tax positions, along with the accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 7) and the Plan will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimated. Accordingly, the adoption of this guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

4. Fair Value Measurements

The fair value measurements and disclosures guidance defines fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring basis financial assets based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy and its application to the Plan’s financial assets are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) for identical assets in active markets that the Plan has the ability to access. Financial assets utilizing Level 1 inputs include mutual funds.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. Financial assets utilizing Level 2 inputs include the Assurant Inc., Stock Fund.

•

Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset. There are no financial assets utilizing Level 3 inputs.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

There were no significant transfers between Level 1 and Level 2 financial assets in 2010.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the Plan’s fair value hierarchy for those recurring basis assets and liabilities as of December 31, 2010.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$157,996,715	$157,996,715	$—	$—
Index fund	117,277,218	117,277,218	—	—
Fixed income fund	101,850,904	101,850,904	—	—
U.S. large cap funds	164,277,427	164,277,427	—	—
U.S. small cap fund	76,587,885	76,587,885	—	—
International fund	82,561,396	82,561,396	—	—
Money market fund	108,874,892	108,874,892	—	—
Assurant Inc. Stock Fund	18,434,539	—	18,434,539	—

Total Financial Assets	$827,860,976	$809,426,437	$18,434,539	$—

The following table presents the Plan’s fair value hierarchy for those recurring basis assets and liabilities as of December 31, 2009.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$136,542,263	$136,542,263	$—	$—
Index fund	100,953,956	100,953,956	—	—
Fixed income fund	88,007,035	88,007,035	—	—
U.S. large cap funds	149,289,600	149,289,600	—	—
U.S. small cap fund	54,931,284	54,931,284	—	—
International fund	79,915,825	79,915,825	—	—
Money market fund	111,543,548	111,543,548	—	—
Assurant Inc. Stock Fund	13,125,059	—	13,125,059	—

Total Financial Assets	$734,308,570	$721,183,511	$13,125,059	$—

The fair value measurements and disclosure guidance describes three different valuation techniques to be used in determining fair value for financial assets and liabilities: the market, income or cost approaches. The three valuation techniques are consistent with generally accepted valuation methodologies. The market

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds).

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For all the financial assets included in the above hierarchy, the market valuation technique is used. For the year ended December 31, 2010, the application of the valuation technique applied to similar assets has been consistent.

The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:

•	There are few recent transactions,

•	Little information is released publicly,

•	The available prices vary significantly over time or among market participants,

•	The prices are stale (i.e., not current), and

•	The magnitude of the bid-ask spread.

Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets.

The Plan obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

5. Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2010 and 2009, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2010:
American Funds EuroPacific Growth Fund - Class R-5 (1,955,812 shares)	$80,794,612
American Funds Growth Fund of America - Class R-4 (2,825,643 shares)	85,306,149
PIMCO Total Return Fund - Institutional Class (9,293,740 shares)	100,837,077
T. Rowe Price Small-Cap Stock Fund - Retail Class (2,224,452 shares)	76,587,885
Vanguard 500 Index Fund - Investor Shares (987,225 shares)	114,340,366
Vanguard Windsor II Fund - Investor Shares (1,850,210 shares)	47,494,901
Vanguard Prime Money Market Fund (108,874,892 shares)	108,874,892

Fair value at December 31, 2009:
American Funds EuroPacific Growth Fund - Class R-5 (2,087,665 shares)	$79,915,825
American Funds Growth Fund of America - Class R-4 (2,903,025 shares)	78,701,021
PIMCO Total Return Fund - Institutional Class (8,148,800 shares)	88,007,035
T. Rowe Price Small-Cap Stock Fund - Retail Class (2,039,023 shares)	54,931,284
Vanguard 500 Index Fund- Investor Shares (983,286 shares)	100,953,956
Vanguard Prime Money Market Fund (111,543,548 shares)	111,543,548
Vanguard STAR Fund (4,539,566 shares)	79,623,982
Vanguard Windsor II Fund - Investor Shares (1,864,982 shares)	44,162,780

The Plan’s investments (including realized gains and losses on investments sold during the year), appreciated in value by $69,483,570 in 2010, as follows:

Net Appreciation in Fair Value
Assurant, Inc. Stock Fund	$4,155,495
Registered investment companies	65,328,075

$69,483,570

6. Plan Amendments

There were no significant amendments to the Plan during the years ended December 31, 2010 or 2009.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2009, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

8. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

9. Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by participants of $29,575 for the year ended December 31, 2010, represent loan origination and maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plans. These expenses include asset management fees to registered investment companies other than Vanguard and legal fees. During 2010, the Plan Sponsor paid $364,049 to Vanguard for administration fees and approximately $41,351 for legal expenses related to the Plans.

A participant may change the investment of any portion of the participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

Each participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a participant fails to make such an election, dividends paid on the Assurant, Inc. stock will be reinvested in the Assurant, Inc. Stock Fund.

At December 31, 2010 and 2009, the Plan held 478,571 and 445,219 shares, respectively, of common stock of Assurant, Inc., with a fair value of $18,434,539 and $13,125,059, respectively, and a cost basis of $16,837,822 and $15,493,246, respectively. For the year ended December 31, 2010, the Plan recorded dividend income of $293,544 from the investment in Assurant, Inc. common stock.

10. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment, and liquidity risks associated with each of the mutual funds in which the Plan invests are described in the prospectus and statement of additional information for each of the mutual funds. The Plan is subject to such risks as a result of its investment in the mutual funds.

The price of securities held by the Fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the Fund may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risk described above and may also be affected by currency controls; different accounting, auditing, financial reporting, and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Concentration of investment risk

At December 31, 2010, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2010 and 2009

11. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009.

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$872,324,584	$778,315,238
Less: Deemed distributions from current year	(56,027)	(4,400)
Less: Deemed distributions from prior years transferred from Plan A	—	(10,955)
Less: Deemed distributions from prior years	(44,881)	(40,481)

Net assets available for benefits per Form 5500	$872,223,676	$778,259,402

Deemed distributions are loans that are deemed uncollectible. There were $56,027 of deemed distributions in 2010.

The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2010, to Form 5500.

Benefits paid to Participants per the financial statements	$70,299,295
Less: Corrective distribution	(11,005)

Benefits paid to Participants per Form 5500	$70,288,290

Supplemental Schedule

Assurant 401(k) Plan B

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

At December 31, 2010

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date and Rate of Interest	Cost	Current Value
Common stock
Assurant, Inc. Stock Fund (1)	478,571 shares	$16,837,822	$18,434,539

Registered investment companies
American Funds EuroPacific Growth Fund - Class R-5	1,955,812 shares	74,555,546	80,794,612
American Funds Growth Fund of America - Class R-4	2,825,643 shares	73,511,376	85,306,149
PIMCO Total Return Fund - Institutional Class	9,293,740 shares	99,457,460	100,837,077
T. Rowe Price Small-Cap Stock Fund - Retail Class	2,224,452 shares	64,079,283	76,587,885
Vanguard 500 Index Fund - Investor Shares (1)	987,225 shares	106,916,831	114,340,366
Vanguard Extended Market Index Fund - Investor Shares (1)	71,179 shares	2,762,183	2,936,852
Vanguard Growth and Income Fund - Investor Shares (1)	1,195,457 shares	31,180,790	31,476,377
Vanguard Target Retirement 2005 Fund (1)	205,307 shares	2,334,674	2,408,246
Vanguard Target Retirement 2010 Fund (1)	372,672 shares	7,926,034	8,314,316
Vanguard Target Retirement 2015 Fund (1)	1,899,099 shares	22,405,554	23,586,812
Vanguard Target Retirement 2020 Fund (1)	1,185,984 shares	24,748,642	26,210,241
Vanguard Target Retirement 2025 Fund (1)	2,953,851 shares	34,743,614	37,277,602
Vanguard Target Retirement 2030 Fund (1)	1,080,495 shares	21,819,770	23,425,126
Vanguard Target Retirement 2035 Fund (1)	1,301,424 shares	15,501,638	17,035,642
Vanguard Target Retirement 2040 Fund (1)	457,448 shares	8,919,615	9,835,125
Vanguard Target Retirement 2045 Fund (1)	296,668 shares	3,580,202	4,005,020
Vanguard Target Retirement 2050 Fund (1)	62,355 shares	1,159,887	1,334,388
Vanguard Target Retirement Income Fund (1)	404,627 shares	4,319,516	4,564,197
Vanguard Windsor II Fund - Investor Shares (1)	1,850,210 shares	49,293,314	47,494,901
Vanguard Total Bond Market Index Fund - Investor Shares (1)	95,644 shares	1,033,117	1,013,827
Vanguard Total International Stock Index Fund	112,106 shares	1,747,127	1,766,784
Vanguard Prime Money Market Fund (1)	108,874,892 shares	108,874,892	108,874,892

Total registered investment companies		760,871,065	809,426,437

Total investments		$777,708,887	$827,860,976

Notes receivable from participants (1)	Interest rates range from 4.25% to 9.25% with maturities through 2019	$15,995,336	$15,995,336

(1)	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan B has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan B

Date June 28, 2011	By:	/s/ Robyn Price Stonehill
	Name:	Robyn Price Stonehill
	Title:	SVP, Compensation and Benefits, Member of the Benefit Plans Committee, (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER

23.1	Consent of Independent Registered Public Accounting Firm	19